Mail Stop 4561

May 19, 2008

Mr. Gordon M. Nixon
President and Chief Executive Officer
Royal Bank of Canada
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J2J5

> **Re:** **Royal Bank of Canada**
> **Form 40-F for Fiscal Year Ended October 31, 2007**
> **Filed November 30, 2007**
> **Form 6-K Filed February 21, 2008**
> **File No. 001-13928**

Dear Mr. Nixon:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief